



# Stefano de Stefano · 3rd

General Counsel at Kinetic Pressure Control Limited

Houston, Texas · 500+ connections · **Contact info**

**KINETIC PRESSURE CONTROL LIMITED**

**Fordham University of Law**

## Featured



**Kinetic Pressure Control Limited**
Kinetic Pressure Control



**OneStep Power**
onesteppower

Incorporated in 2016, OneStep is the culmination of our founder's years of...

**Espo Unit**
Valha

Valh evol

## Experience

### General Counsel

KINETIC PRESSURE CONTROL LIMITED

Jan 2019 – Present · 1 yr 5 mos
Houston, Texas Area



### Member Of The Board Of Directors

OneStep Power Solutions Inc.
Mar 2018 – Present · 2 yrs 3 mos
Houston, Texas Area

### Member Board Of Directors

Esports USA Holdings, Inc.
Sep 2018 – Present · 1 yr 9 mos
Houston, Texas Area

### Member

SDS & Associates PLLC
Mar 2018 – Present · 2 yrs 3 mos
Houston

Law firm specializing in Energy and Finance Start-Ups

### Candidate

Committee to Elect Stefano de Stefano
Jul 2017 – Mar 2018 · 9 mos
Houston, Texas Area

Ran for U.S. Senate in Republican Primary in Texas:

https://www.dallasnews.com/opinion/editorials/2018/02/16/recommend-stefano-de-stefano-
ted-cruz-gop-primary-us-senate                                             ...**see mor**

**Show 5 more experiences** ⌄

# Education



## Fordham University School of Law
Dottorato di Jurisprudenza
2004 – 2007



## College of the Holy Cross
B.A., Political Science, Economics, Asian Studies
2000 – 2004

## Phillips Academy
High School
1996 – 2000

**Show 2 more education** ⌄



